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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CAE INC.

Canada	1-31402	Not Applicable
(State of incorporation )	(Commission	(IRS Employer
	File Number)	Identification No. )

8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H3Z 2G4
(Address of principal executive offices) (Postal Code)

Hartland Paterson, telephone: (514) 734-5779
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section I          Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of CAE INC.’s Conflict Minerals Report is filed as Exhibit 2.01 hereto and is publicly available at www.cae.com.

Item 1.02 Exhibit

CAE has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2          Exhibit

Item 2.01 Exhibit

The following exhibit is filed as part of this report:

Exhibit 2.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CAE INC.
By:	/s/ Hartland Paterson	Date: May 20, 2014
Name: Hartland Paterson
Title: General Counsel, Chief Compliance Officer and Secretary
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